December 30, 2014

Mara L. Ranson
Assistant Director
Jacqueline Kaufman
Staff Attorney
Dieter King
Legal Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Petrus Resources Corporation
Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-176879 / Registration No. 141272173

RE:	Request for Accelerated Effectiveness of Registration

Dear Ms. Ranson;

Petrus Resources Corporation hereby requests that its Post-Effective Amendment No. 3 to Registration Statement on Form S-1, File No. 333-176879 / Registration No. 141272173 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on December 31, 2014, at 2 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Miguel Dotres
Miguel Dotres, President
Petrus Resources Corporation